

September 30, 2025

Christopher J. Vohs
Chief Financial Officer
Bluerock Homes Trust, Inc.
919 Third Avenue
40th Floor
New York, NY 10022

   Re: Bluerock Homes Trust, Inc.
    Form 10-K for the fiscal year ended December 31, 2024
    Response dated September 5, 2025
    File No. 001-41322

Dear Christopher J. Vohs:

   We have reviewed your September 5, 2025 response to our comment letter and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 3 - Acquisition of Real Estate, page F-15

1. We note from your response dated September 5, 2025 to prior comment 1 that a lender unaffiliated with the company financed the acquisition by funding $23.7M in first mortgage proceeds into title escrow. We further note that in your letter dated August 1, 2025, your view that all debt secured by an acquired real estate operation at closing – whether existing or in the form of new mortgage debt – should be excluded from the total investment as "assumed debt" for purposes of your significance calculation. Your calculation of the investment test does not comply with Rules 1-02(w) and 3-14 of Regulation S-X. Therefore, it appears that the acquisition of the real estate operation is significant, and financial statements are required under Rule 3-14 of Regulation S-X.

        Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction